Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 WWW.VERSUSSYSTEMS.COM

FOR IMMEDIATE RELEASE

Versus Systems Announces Partnership With Military Bowl Foundation, Inc.

Versus to provide fan engagement for the Military Bowl, featuring a matchup between teams from the Atlantic Coast Conference and the American Athletic Conference

LOS ANGELES, July 22, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) today announced a strategic partnership with the Military Bowl Foundation, Inc. to power technology behind interactive experiences for live events and digital activations.

The Military Bowl presented by Peraton, benefiting the USO, is the National Capital Region’s college football postseason bowl game featuring a matchup between teams from the Atlantic Coast Conference and the American Athletic Conference.

Organized by the Military Bowl Foundation, the bowl’s mission is to benefit our nation’s current and former service members including a partnership with the USO and the operation of Patriot Point, a 294-acre retreat for recovering service members, their families, and caregivers on Maryland’s Eastern Shore. This year’s game will be held on Monday, December 27, broadcast on ESPN, with kickoff at 2:30 p.m. ET.

“Versus is proud to announce our partnership to bring fan engagement and rewards to college football fans,” said Matthew Pierce, CEO of Versus Systems. “We’re excited to work with the Military Bowl Foundation and its partners to reward fans, whether they’re at Navy-Marine Corps Memorial Stadium or at home, all supporting the USO and Patriot Point.”

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.